Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

February 26, 2021

CORRESPONDENCE FILED VIA EDGAR

Anne Parker, Office Chief

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Marvell Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 3, 2021
File No. 333-251606

Dear Ms. Parker:

On behalf of Marvell Technology, Inc. (the “Company”), we are submitting a response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 17, 2021 (the “Comment Letter”) related to the above-noted Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Commission on February 3, 2021.

This response letter is being submitted to the Staff via EDGAR and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement is being filed electronically via EDGAR today.

For your convenience, the Staff’s comment is reproduced in its entirety in italics below and is followed by the response of the Company.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	Please revise to update the Item 403 disclosure to a more recent date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 204 to 208 of Amendment No. 2.

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Marvell Technology, Inc.	- 2 -	February 26, 2021

Thank you for your consideration of the foregoing. Please contact me at (212) 918-3599 or lillian.tsu@hoganlovells.com if you have any questions or need any additional information.

Sincerely,

/s/ Lillian Tsu

Lillian Tsu

Partner

Hogan Lovells US LLP

cc:	Mitchell L. Gaynor, Marvell Technology, Inc.

Richard E. Climan, Hogan Lovells US LLP

Christopher R. Moore, Hogan Lovells US LLP